UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                              FORM 10-Q
  (Mark one)
  [  X  ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

     For the quarterly period ended                    June 30, 1995

                                OR
  [      ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from         __________ to___________

          Commission file number                           0-25748

                     GREAT BAY POWER CORPORATION
        (Exact name of registrant as specified in its charter)

                  New Hampshire                       02-0396811
           (State or other jurisdiction of         (I.R.S. Employer
           incorporation or organization)         Identification No.)

  20 Ladd Street, Portsmouth, New Hampshire            03801-4080
      (Address of principal executive offices)         (Zip Code)

 Registrant's telephone number, including area code:  (603) 433-8822



  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes  X           No

  Indicate by check mark whether the registrant has filed all documents required to be filed by
Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  Yes  X           No


                Class                   Outstanding at August 11, 1995
  Common Shares, $0.01 Par Value                   7,999,998

                          Page 1 of 33 pages.
                  Exhibit Index appears on page 16.



                                INDEX


Part I. Financial Information:

  Item 1 - Financial Information:

  Statements of Income and Loss - Three and Six
    Months Ended June 30, 1995 and 1994........................... 3

  Balance Sheets at June 30, 1995
    and December 31, 1994......................................... 4-5

  Statements of Cash Flow - Six
    Months Ended June 30, 1995 and 1994........................... 6

  Notes to Financial
    Statements.................................................... 7-8

     Item 2 - Financial Discussion:

  Management's Discussion and Analysis of
    Results of Operations......................................... 9-13


Part II.  Other Information:

  Item 6 - Exhibits and Reports in Form 8-K:

  Signature...................................................... 15

  Exhibit Index.................................................. 16



                     GREAT BAY POWER CORPORATION
                    STATEMENTS OF INCOME AND LOSS
                          (UNAUDITED)

                         SUCCESSOR COMPANY        PREDECESSOR COMPANY

                         Three        Six          Three       Six
                        Months      Months        Months     Months
                         Ended       Ended         Ended      Ended
                        June 30,    June 30,      June 30,   June 30,
                         1995        1995          1994       1994

Operating Revenues        $6,628     $14,409        $(548)     $4,859

Operating Expenses:
  Production               4,096       8,302         5,609     10,210
  Transmission               233         474           304        553
  Administrative &         1,537       2,939         1,155      2,316
   General
  Depreciation and           784       1,520         2,275      4,551
Amortization
  Taxes Other than         1,000       2,022         1,223      2,439
   Income
  Total Operating          7,650      15,257        10,566     20,069
   Expenses
Operating Income         (1,022)       (848)      (11,114)   (15,210)
  (Loss)


Other (Income)
Deductions:
  Interest Expense           (2)        --             185        159
  Other                    (412)       (801)           (8)      (152)
    Total Other
  (Income)
     Deductions            (414)       (801)           177          7
Income Before Taxes        (608)        (47)      (11,291)   (15,217)
Income Taxes                 (4)         (3)       (3,786)    (4,949)

Net Income (Loss)         $(604)       $(44)      $(7,505)  $(10,268)

Shares Outstanding     7,999,998   7,999,998



Earnings (Loss) Per      ($0.08)    ($0.01)
Share

  (The accompanying notes are an integral part of these statements.)

                 GREAT BAY POWER CORPORATION
                          BALANCE SHEET
                           (UNAUDITED)
                      (Dollars in Thousands)

                                       June 30,       December31,
                                         1995             1994

ASSETS:

Net Utility Plant                        $100,636        $101,213
Nuclear Fuel                               11,651          10,556
Less: Accumulated                         (4,523)         (2,118)
 Depreciation
Net Nuclear Fuel                            7,128           8,438
Total Utility Plant and                   107,764         109,651
Nuclear Fuel

Other Property &
Investments:
  Decommissioning Trust Fund                4,197           3,290

Current Assets:
  Cash & Cash Equivalents                  14,642          18,533
  Short-term Investments, at                8,715           3,684
    market
  Accounts Receivable                       1,516           2,598
  Materials & Supplies                      4,914           4,846
  Prepayments & Other Assets                2,261           2,976
      Total Current Assets                 32,048          32,637


Deferred Debits & Other                        98              88

TOTAL  ASSETS                            $144,107        $145,666

  (The accompanying notes are an integral part of these statements.)


                   GREAT BAY POWER CORPORATION
                           BALANCE SHEET
                            (UNAUDITED)
                      (Dollars in Thousands)

                                        June 30,       December31,
                                          1995             1994

LIABILITIES & STOCKHOLDERS' EQUITY:

Stockholders' Equity:
  Common Stock Issued                          $80             $80
  Paid in Capital                           88,030          88,030
  Retained earnings                            138             182
    Total Capitalization                    88,248          88,292

Operating Reserves:
  Misc. Other Liability                        719             719
  Decommissioning Liability                 49,622          48,530
    Total Operating provisions              50,341          49,249

Current & Accrued Liabilities:
  Accounts Payable & Accrued                    75             303
    Expenses
  Taxes Accrued                                 16           1,166
  Reorganization Expenses                      271           2,653
  Misc. Current Liabilities                  2,389           1,346
    Total Current & Accrued                  2,751           5,468
     Liabilities


Other Liabilities & Deferred
Credits
  Deferred Taxes                                94              94
  Other Liabilties & Deferred                2,673           2,563
   Credits
    Total Other Liabilities &                2,767           2,657
Deferred Credits


Total Liabilities & Capital               $144,107        $145,666

  (The accompanying notes are an integral part of these statements.)


                    GREAT BAY POWER CORPORATION
                        CASH FLOW STATEMENT
                            (UNAUDITED)
                     (Dollars in Thousands)


                                       Successor      Predeccessor
                                       Company           Company

                                       Six Months       Six Months
                                         Ended            Ended

                                     June 30, 1995     June 30, 1994

Cash Flows From Operating
Activities:

  Net Income (Loss)                          $(44)        $(10,268)
  Adjustments to reconcile net
   income to
   net cash provided by operating
   activities:
      Depreciation and                       1,520            4,087
       amortization
      Nuclear Fuel Amortization              2,378            1,209
      Investment Tax Credit - Net             --               (93)
      Deferred Taxes                          --            (4,856)
  Change in assets and
   liabilities:
   (Increase) Decrease in:
     Accounts receivable                      1,082            2,426
    Materials and supplies                    (68)              ---
    Prepayments                                715              786
   Increase (Decrease) in:
    Accounts payable                         (228)                6
    Taxes accrued                          (1,150)            (581)
    Other                                  (1,240)              956
     Net Cash Provided From                  2,965          (6,328)
Operating Activities


Cash Flows From Investment
Activities:
  Gross Additions to Utility Plant           (329)          (1,402)
  Gross Additions to Nuclear Fuel          (1,094)            ---
  Decommissioning Fund Payments              (402)            ---
  Decrease (Increase) in                   (5,031)            ---
    Short-term Investments
      Net Cash (Used In)                   (6,856)          (1,402)
       Investment Activities


Cash Flow From Financing
Activities:
  Debtor-in-Possession Financing             ---              7,683
    Net Cash Provided From                       0            7,683
     Financing Activities


Net Increase (Decrease) in Cash            (3,891)             (47)
 and Equivalents

Cash and Equivalents at Beginning           18,533              138
 of Period

Cash and Equivalents at End of             $14,642              $91
 Period


  Cash paid for:
    Interest                                 ---              ---
    Income Taxes                             ---              ---


  (The accompanying notes are an integral part of these statements.)

GREAT BAY POWER CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note A - THE COMPANY

     Great Bay Power Corporation (the "Company") is a New Hampshire corporation which emerged from bankruptcy on November 23, 1994. The predecessor company, EUA Power Corporation ( the "Predecessor"), was incorporated in 1986. The Company is authorized by the New Hampshire Public Utilities Commission ("NHPUC") to engage in business as a public utility for the purposes of acquiring its 12.1% interest in the Seabrook Nuclear Power Project (the "Seabrook Project"), participating as a joint owner in the Seabrook Project and selling its share of the electricity produced by Seabrook Project for resale. The Seabrook Project consists of the Seabrook Unit 1 reactor ("Seabrook Unit 1"), a nuclear-fueled, steam electricity generating plant located in Seabrook, New Hampshire. The Predecessor became a wholesale generating company when Seabrook Unit 1 commenced commercial operation on August 19, 1990. In 1993, the Predecessor became an Exempt Wholesale Generator under the Energy Policy Act of 1992.

     The Company currently has two employees, and substantially all the Company's power marketing and administrative functions are performed on the Company's behalf by third parties pursuant to contractual agreements.

Note B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The unaudited financial statements included herein have been prepared on behalf of the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of interim period results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed pursuant to such rules and regulations. The Company believes, however, its disclosures herein, when read in conjunction with the Company's audited financial statements for the year ended December 31, 1994, are adequate to make the information presented not misleading. As further discussed in the Management Discussion and Analysis, the results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

Note C - COMMITMENTS AND CONTINGENCIES

Nuclear Issues

     Like other nuclear generating facilities, the Seabrook Project is subject to extensive regulation by the Nuclear Regulatory Commission ("NRC"). The NRC is empowered to authorize the siting, construction and operation of nuclear reactors after consideration of public health, safety, environmental and anti-trust matters.

     The NRC has promulgated numerous requirements affecting safety systems, fire protection, emergency response planning and notification systems, and other aspects of nuclear plant construction, equipment and operation. The Company has been, and may be, affected to the extent of its proportionate share by the cost of any such requirements for Seabrook Unit 1.

     Nuclear units in the United States have been subject to widespread criticism and opposition. Some nuclear projects have been canceled following substantial construction delays and cost overruns as the result of licensing problems, unanticipated construction defects and other difficulties. Various groups have by litigation, legislation and participation in administrative proceedings sought to prohibit the completion and operation of nuclear units and the disposal of nuclear waste. In the event of a shutdown of any unit, NRC regulations require that it be completely decontaminated of any residual radioactivity. The cost of such decommissioning, depending on the circumstances, could substantially exceed the owners' investment at the time of cancellation.

     Public controversy concerning nuclear power could adversely affect the operating license of Seabrook Unit 1. While the Company cannot predict the ultimate effect of such controversy, it is possible that it could result in a premature shutdown of the unit.


Liquidity and Capital Expenditures

     The Company anticipates that its share of the Seabrook Project's capital expenditures for the 1995 fiscal year, including reactor refueling scheduled for November 1995, will total approximately $7.9 million. The majority of these capital expenditures are for nuclear fuel. This scheduled outage is expected to last approximately 45 days, during which time the plant will not generate any electricity for its owners.

     The Seabrook Project experienced an unscheduled outage from June 18, 1995 to July 5, 1995. During this period the Seabrook Project did not produce electricity and the Company did not earn any revenue. During unscheduled outages, in addition to the expenses of routine operation and maintenance, the Company is responsible for its pro rata share of expenses related to the outage. In addition, as a result of the June 18, 1995 to July 5, 1995 unscheduled outage, the operation of Seabrook Unit 1 will be limited to 94% of maximum capacity until the next scheduled refueling outage in November 1995, resulting in a reduction of approximately 6% in the energy Great Bay has available for sale.

Note D - COMMON STOCK

     The Company's authorized capital stock consists of 8,000,000 shares of common stock, with a par value of $0.01 per share. A total of 7,999,998 shares of common stock were outstanding on August 11, 1995.

     The Company has never paid cash dividends on the Common Stock. The Company currently intends to retain all of its future earnings and does not anticipate paying a dividend in the foreseeable future.


Item 2.        Management's Discussion and Analysis of Financial
                Condition and Results of Operations

Overview

     Great Bay Power Corporation (formerly known as EUA Power Corporation) is a New Hampshire public utility whose principal asset is its 12.1% joint ownership interest in the Seabrook Nuclear Power Project in Seabrook, New Hampshire (the "Seabrook Project"). The Company's share of the Seabrook Project capacity is approximately 140
megawatts ("MW").   The Company sells its share of the electricity
produced by the Seabrook Project in the wholesale electricity market, primarily in the Northeast United States. Great Bay does not have operational responsibility for the Seabrook Project. Instead, the daily operational and management responsibilities of the Seabrook Project are carried out by a Managing Agent, which is currently North Atlantic Energy Service Corporation ("NAESCO"), a wholly-owned subsidiary of Northeast Utilities.

     The Company's operating results and the comparability of these results on an interim and annual basis are directly impacted by the operations of the Seabrook Project, including the cyclical refueling outages (generally scheduled 18-24 months apart) as well as any unscheduled outages. During outage periods at the Seabrook Project, the Company has no electricity available for resale and consequently no revenues.

     The Company accrues reserves for the incremental costs of the scheduled outages over the periods between such scheduled outages. However, during outages, the Company continues to record the normal operating and maintenance expenses of the Seabrook Project as incurred. Accordingly, the Company will incur losses during scheduled outage periods as a result of the combination of a lack of revenues and the recognition of normal recurring operating and maintenance costs, as well as the continuing depreciation of the utility plant.

     The next scheduled refueling outage for the Seabrook Project is estimated to begin on November 4, 1995 and extend to December 18, 1995. Based on the Seabrook Project budget for this scheduled outage, assuming that the duration of the outage is forty-five days and assuming that only refueling and routine maintenance is performed, the Company anticipates incurring a loss in the range of $3,500,000 in the fourth quarter of 1995 resulting from decreased revenues coupled with continuing operationing and maintenance expenses and depreciation, as discussed above.

     The Company also incurs losses during unscheduled outage periods due to decreased revenues and additional costs associated with unscheduled outages, as well as continuing operating and maintenance expenses and depreciation. As a result of the June 18 to July 5, 1995 unscheduled outage, and the reduced maximum capacity of the Seabrook Project, the Company expects to incur a loss in the range of $1,000,000 in the third quarter of 1995. It is not possible for the Company to predict the frequency or duration of future unscheduled outages; however, such outages will most likely occur.


SECOND QUARTER OF FISCAL 1995 COMPARED TO THE SECOND QUARTER OF
FISCAL 1994

Results of Operations

     The second quarter of 1995 was the Company's second full quarter of operations since it emerged from bankruptcy on November 23, 1994. During this period the Company recorded a net loss of $604,000, as compared to a loss of $7,505,000 recorded by the Predecessor Company during the second quarter of 1994. The net loss recorded for the quarter ended June 30, 1995 was due in part to an unscheduled outage at the Seabrook Project, from June 18, 1995 to July 5, 1995, which resulted in a decrease in anticipated revenues for the quarter of approximately $1,240,000. In contrast the net loss for the quarter ended June 30, 1994 was primarily due to an extended outage, from April 5, 1994 to July 31, 1994, a period which included all but five days of the second quarter. The decreased loss in the 1995 quarter, as compared with the 1994 quarter, was also the result of decreased operating expenses, primarily lower depreciation due to the write-down of the Company's Seabrook Project assets to fair value upon its emergence from bankruptcy.

Operating Revenues

     Operating revenues increased by approximately $7,176,000 in the second quarter of 1995 compared with the second quarter of 1994. The increase was primarily due to higher availability and production at the Seabrook Project resulting from a reduction in the duration of outage time during the second quarter of 1995 compared with the same period during 1994. During the second quarter of 1995, the average capacity factor at the Seabrook Project was 87.4% of the rated capacity versus an average capacity factor of 7.8% for the same period in 1994. The increase in second quarter revenue in 1995 was also due to a 13.2% increase in sales price per kWh to 2.48 cents per kWh in 1995, compared with 2.19 cents per kWh in the 1994 period. Revenues for the second quarter of 1994 also were reduced by approximately $1,100,000 due to a one-time accounting adjustment recorded by the Predecessor Company in connection with the UNITIL Contract, which deferred revenues recognized in a prior period.

Expenses

     Production expenses for the second quarter of 1995 decreased by $1,513,000, or 27.0%, compared with the second quarter of 1994, despite increased power production during the 1995 period. This decrease was primarily the result of reduced maintenance expenses at the Seabrook Project during the 1995 period compared with the 1994 period, during which the extended outage increased maintenance costs. The reduction in production expenses during the 1995 quarter was also the result of reduced nuclear fuel costs, due to a revision in the fuel amortization rate adopted upon reorganization.

     Administrative and General expenses increased by $382,000, or 33.1%, during the second quarter of 1995, primarily as a result of the normal costs associated with the ongoing management of the Company after its emergence from bankruptcy.

     Depreciation and amortization expenses decreased by $1,491,000, or 65.5%, in the second quarter of 1995. This decrease was the result of the a reduction in the depreciable value of the Company's investment in the Seabrook Project due to the write-down to fair value of all the Company's assets following its emergence from bankruptcy in November 1994.

     Taxes Other Than Income decreased by approximately $223,000, or 18.2%, in the second quarter of 1995 as compared with the 1994 period, primarily due to higher property tax accruals during the 1994 period.

Other

     Other income increased by $404,000 during the second quarter of 1995 as compared with the second quarter of 1994. This increase primarily reflects increased interest income as a result of the Company's significantly higher cash and investment balances in the current year.


FIRST SIX MONTHS OF FISCAL 1995 COMPARED TO THE FIRST SIX MONTHS
OF
FISCAL 1994

Results of Operations

     The Company's recorded a net loss of $44,000 for the first six months of 1995, as compared to a loss of $10,268,000 recorded by the Predecessor Company during the first six months of 1994. The net loss recorded for the 1995 period was due in part to an unscheduled outage at the Seabrook Project, from June 18, 1995 to July 5, 1995, which resulted in a decrease in anticipated revenues for the period of approximately $1,240,000. In contrast the net loss for the six months ended June 30, 1994 was primarily due to an extended outage, from April 5, 1994 to July 31, 1994. The decreased loss in the first six months of 1995, as compared with the same period of 1994, was also the result of decreased operating expenses, primarily lower depreciation due to the write-down of the Company's Seabrook Project assets to fair value upon its emergence from bankruptcy.

Operating Revenues

     Operating revenues increased by approximately $9,550,000 in the first six months of 1995 compared with the first six months of 1994. The increase was primarily due to higher availability and production at the Seabrook Project resulting from a reduction in the amount of outage time during the first half of 1995 compared with the same period during 1994. During the first six months of 1995, the average capacity factor at the Seabrook Project was 94.0% of the rated capacity versus an average capacity factor of 40.6% for the same period in 1994. The increase in revenue for the first six months of 1995 was also due to a 5.0% increase in sales price per kWh to 2.53 cents per kWh in 1995, compared with 2.41 cents per kWh in the 1994 period.

Expenses

     Production expenses for the first six months of 1995 decreased by $1,908,000, or 18.7%, from the comparable 1994 period, despite increased power production during the 1995 period. This decrease was primarily the result of reduced maintenance expenses at the Seabrook Project during the 1995 period compared with the 1994 period, during which an extended outage increased maintenance costs. The reduction in production expenses was also the result of reduced nuclear fuel costs during the first six months of 1995, due to a revision in the fuel amortization rate adopted upon reorganization.

     Administrative and General expenses increased by $623,000, or 26.9%, during the first six months of 1995, primarily as a result of the normal costs associated with the ongoing management of the Company after its emergence from bankruptcy.

     Depreciation and amortization expenses decreased by $3,031,000, or 66.6%, in the first half of 1995. This decrease was the result of a reduction in the depreciable value of the Company's investment in the Seabrook Project due to the write-down to fair value of all the Company's assets following its emergence from bankruptcy in November, 1994.

     Taxes Other Than Income decreased by approximately $417,000, or 17.1%, in the first six months of 1995 as compared with the 1994 period, primarily due to higher property tax accruals during the year earlier period.

Other

     Other income increased by $649,000 during the first six months of 1995 as compared with the first six months of 1994. This increase primarily reflects increased interest income as a result of the Company's significantly higher cash and investment balances in the current year.

Net Operating Losses

     For federal income tax purposes, as of December 31, 1994, the Company had net operating loss carryforwards ("NOLs") of approximately $102,000,000 which are scheduled to expire between 2005 and 2008. Because the Company has experienced one or more ownership changes within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, an annual limitation has been imposed on the ability of the Company to deduct the NOLs it generated prior to any date on which it experienced an ownership change. The Company believes that such annual limitation is approximately $5,500,000 and, accordingly, that the ability of the Company annually to utilize annually its NOLs and depreciation deductions attributable to its property and/or equipment will be substantially restricted.

Liquidity

     The Company's cash and short-term investments increased approximately $1,140,000 during the first half of 1995. Principal factors affecting liquidity during the six months ended June 30, 1995 included noncash charges to income of $3,898,000 for depreciation and amortization and $1,059,000 for accrued outage costs. Partially offsetting the noncash charges during the period were the operating loss discussed above plus $1,423,000 of capital expenditures for plant and nuclear fuel, payments of $402,000 to the decommissioning trust fund and payments of $2,382,000 for bankruptcy-related reorganization expenses.

     For the quarter ending December 31, 1995, the Company expects to use a significant amount of its cash and equivalents to fund its share of a planned refueling outage of approximately 45 days (assuming that the duration of the outage is forty-five days and assuming that only refueling and routine maintenance is performed, estimated to be in the range of $8,500,000). This outage will reduce revenues for such quarter and increase operating expenses and capital expenditures, primarily for nuclear fuel.

     The cash generated from electricity sales by the Company is and has been less than the Company's ongoing cash requirements. The Company expects that it will continue to incur cash deficits until the prices at which it is able to sell its share of the electricity generated by the Seabrook Project increase, which may be a number of years, if ever. The Company intends to cover such deficits with its cash reserves, which totalled approximately $23,393,000 at June 30, 1995.


                     PART II - OTHER INFORMATION



Item 6.  Exhibits and Reports on Form 8-K


     (a)       See Exhibit Index
     (b) There were no reports on Form 8-K submitted for the three months ended June 30, 1995



                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   GREAT BAY POWER CORPORATION


                                   /s/  John A. Tillinghast
                                        John A. Tillinghast
                                        President
                                        (Principal Financial Officer)


Dated:  August  14, 1995




                            EXHIBIT INDEX


Exhibit No.              Description                             Page Number

    10.1       Employment Agreement, dated July 31,                    17
               1995, by and between Frank W. Getman,
               Jr. and the Registrant.  (1)


    10.2      Incentive Stock Option Agreement, dated                  26
               as of August 1, 1995, by and between Frank W.
               Getman, Jr. and the Registrant.  (1)


     27             Financial Data Schedule                            33


_________________

  (1) Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 6(a) of Form 10-Q







                         EMPLOYMENT AGREEMENT

     AGREEMENT made as of this 31st day of July, 1995, by and between Great Bay Power Corporation, a New Hampshire corporation with its principal place of business located at 20 Ladd Street, Portsmouth New Hampshire 03801 (the "Company"), and Frank W. Getman, Jr., residing at 14 Hemenway Drive, Canton, Massachusetts 02021 ("Executive").

     1. Employment.

          The Company hereby employs Executive, and Executive hereby accept such employment, in accordance with the terms and subject to the conditions set forth in this Agreement.

     2.   Position and Duties.

          a. Subject to the provisions of this Agreement, the Company shall employ Executive, and Executive shall serve the Company, as Vice President, General Counsel and Secretary and/or any other titles as may be designated from time to time by the Board of Directors (the "Board") of the Company. Executive shall report to the Chief Executive Officer of the Company (the "CE0"). If at any time the Board shall not have designated a chief executive officer, the term "CEO" as used herein shall refer to the President of the Company.

          b. Executive shall have responsibility in various legal, regulatory and general business matters of the Company and shall perform such executive duties and responsibilities on behalf of the Company and its Affiliates (as defined below) as may be prescribed from time to time by the CEO and the Board. Executive shall devote his full-time best efforts to the business of the Company so as to increase the profitability and shareholder value of the Company; and Executive shall not during the term of this Agreement be engaged in any other business activity, unless written approval is first secured from the CEO. The preceding sentence shall not be deemed to prohibit Executive's activities relating to his ownership and management of a certain residential apartment building located in Oneonta, New York and a certain condominium located in Brighton Massachusetts, provided that the ownership and management of such building and condominium does not interfere with Executive duties hereunder. As used herein, "Affiliates" shall mean entities controlling, controlled by or under common control with the Company.

     3.   Term of Employment. Unless sooner terminated as provided in
Section 6 below, the term of this Agreement shall be three (3) years, commencing on August 2, 1995 (the "Commencement Date") and ending on August l, 1998 (the "Expiration Date"). Thereafter, this Agreement shall be automatically extended from year to year on the same terms contained in this Agreement unless and until either party hereto elects to terminate this Agreement at any time upon three (3) months' prior written notice. As used herein, the word "Term" shall refer to the period beginning on the Commencement Date and ending on the effective date of the termination of Executive's employment with the Company as provided in this Agreement.

     4.   Compensation; Benefits.   For all services rendered by
Executive pursuant to this Agreement, the Company shall compensate Executive, during the Term of Executive's employment hereunder,as follows:

          a. Annual Salary. Commencing the date hereof, Executive shall be paid an annual salary of $100,000 per year (unless increased by the Board in its sole discretion), which shall be payable in equal bi-weekly installments. A11 salary payments to Executive shall be subject to payroll tax and related deductions as required by law.

          b. Loan. The Company shall lend to Executive the sum of $75,000 (the "Loan Amount"), which sum shall be paid to Executive promptly after the Commencement Date. One-third (1/3) of the Loan Amount (or $25,000) shall be forgiven, and Executive shall have no obligation to repay the Company with respect to such forgiven amount (a "Forgiven Loan Amount"), on each anniversary of the Commencement Date. Notwithstanding the foregoing sentence, in the event that the employment of Executive is terminated by the Company for "Cause" (as defined in Section 6.c. below) or by Executive in violation of the terms of this Agreement prior to the Expiration Date, Executive shall, within thirty (30) days following such termination, repay to the Company the Loan Amount, less any Forgiven Loan Amount (the "Adjusted Loan Amount"), together with interest accrued on the Adjusted Loan Amount, as calculated from the Commencement Date through the date of such termination, at the rate of six percent (6%) per annum.

          c. Stock Options. Pursuant to the Great Bay Power Corporation 1995 Stock Option Plan (the "Plan") and subject to the provisions of this Section 4.c., the Company shall grant to Executive on the Commencement Date stock options ("Options") to purchase 75,000 shares (the "Option Shares") of the Company's common stock, $.01 par value (the "Common Shares"), at a purchase price per share of $8.50.
The  number  of  option  Shares  underlying  the   Options  shall be
proportionately adjusted for any stock split, stock dividend or other
reclassification  or  recapitalization   of  the   Common  Shares in
accordance with the Plan. The Options are personal to Executive and are not transferable by him. The Options shall be governed by and subject to the terms and conditions set forth in the Incentive Stock Option Agreement to be entered into simultaneously herewith, in the form annexed hereto as Exhibit A (the "Option Agreement").


          d. Executive Benefits: Vacation. During the term of his employment hereunder, Executive shall be entitled to participate in a11 employee pension and welfare benefit plans and programs made available to executive employees of the Company, as such plans or programs may be in effect from time to time and as determined by the Board, including without limitation, health insurance, life insurance and 401(k) plans. Executive shall be entitled to three (3) weeks of paid vacation per calendar year or a pro rata number of vacation days for a period that is less than a complete calendar year in accordance with the Company's vacation policy in effect from time to time.

          e. Relocation Expenses. Executive shall be reimbursed for the reasonable out-of-pocket costs associated with moving himself and his family and necessary and usual household goods from their present primary location to the Portsmouth, New Hampshire area where the Company's principal place of business is located, upon submission of appropriate documentation.

          f.   Reimbursement of Expenses. Executive shall be
reimbursed  for reasonable  business expenses  incurred in connection
with  carrying  out   the  business   of  the   Company,  subject to
authorization and documentation in accordance with the Company's policies in effect from time to time.


          5.   Confidential Information; Non-Competition: Anti-Raiding.

          a. Executive agrees that all operating and/or financial data and projections, plans, contracts, agreements, literature,
manuals,  brochures,  books,  schedules,   correspondence  and other
materials  furnished,  disclosed  or  otherwise   made  available to
Executive by the Company or its Affiliates or secured through the efforts of Executive, relating to the business conducted by the Company and/or its Affiliates, are and shall remain the property of the Company and/or its Affiliates, and Executive agrees to deliver all such materials, including all copies or abstracts thereof, to the Company upon the termination of Executive's employment hereunder, or at any other time at the Company's request.

          b. Executive agrees that, except in the good faith performance of his duties and responsibilities under this Agreement or as required by order of a court or governmental agency having jurisdiction, he will not at any time during or after his employment with the Company use, reveal, divulge or make known to any person or entity any confidential or proprietary knowledge or information concerning the Company or its Affiliates, including without limitation any such information concerning any equipment facilities, contracts, leases, operating and/or financial data and projections, processes, developments, schedules, lists, plans or other matters relating to the business of the Company or its Affiliates and will retain all knowledge and information Executive acquired during his employment therewith relating to the business of the Company or its Affiliates in trust in a fiduciary capacity for the sole benefit of the Company, its Affiliates and their respective successors and assigns. Executive's obligations under this Section 5.b. shall not apply to any information that (i) is or becomes known to the general public under circumstances involving no breach by Executive of this Agreement, (ii) is generally disclosed to third parties (excluding counsel, accountants, financial advisors, employees, agents and material creditors of the Company) by the Company without restriction on such third parties, or (iii) is approved for release by written authorization of the Board.

          c. During the Term and for a period of two (2) years thereafter, Executive shall not (i) enter into the employment of, or act as a consultant, director, officer, or employee of, or render any service or advice to, any other business, partnership, association, corporation or other entity engaged in the "public utility" industry within one or more of the six New England States, New York, Pennsylvania or New Jersey, other than the Company or any Affiliate (a "Competing Business"), or (ii) invest or otherwise acquire any interest, whether as a shareholder, lender, partner, proprietor, vendor or otherwise, in any Competing Business (excluding ownership of less than 2% of a class of securities of a publicly-traded company). "Public utility" shall mean for the purposes of this Section 5.c. any company which directly or indirectly owns or operates facilities used for (i) the generation, transmission, or distribution of electric energy for sale; or (ii) if engaged in at any time by the Company prior to the expiration of the Term, the distribution of natural or manufactured gas for heat, light or power.

          d. During the Term and for a period of two (2) years thereafter, Executive will not, directly or indirectly, entice, induce or in any manner influence any person who is, or shall have been during such period, in the service of the Company, to leave such service for the purpose of engaging in a Competing Business, or being employed or engaged by or otherwise associated with any person or entity which is a Competing Business.

          e. The provisions of this Section 5 shall survive the termination of this Agreement and the termination of Executive's employment with the Company and shall run to and inure to the benefit of the Company and its successors and assigns. Executive represents, warrants and acknowledges that he has carefully read this Section 5, that he has had an opportunity to have the provisions contained herein explained to him by his attorney, and that he understands the provisions contained herein. Executive further acknowledges that by reason of his training, skills, experience and employment hereunder, the services to be rendered by him under the provisions of this Agreement and their value to the Company are of a special, unique and extraordinary character and that it would be difficult or impossible to replace such services, and he further acknowledges that a violation by him of any of the provisions of this Section 5 could cause continuing material and irreparable injury to the Company and that in such event money damages would not be readily calculable and the
Company  would  not  have  an  adequate  remedy   at  law.  Executive
acknowledges and agrees that (i) the restrictions under this Section 5 are reasonable and will not interfere with Executive's ability to earn a livelihood or impose upon him any undue hardship, and (ii) any breach of the covenants, provisions and restrictions contained in this
Section 5 shall cause, and shall be deemed to be, a fundamental and material breach of Executive's fiduciary and contractual obligations to Employer. Therefore, Executive agrees that the Company shall be authorized and entitled to obtain from any court of competent jurisdiction, interim and permanent equitable relief, including without limitation, injunctive relief, in the event of any such breach or threatened breach, together with payment of reasonable attorneys' fees and disbursements and any other costs of enforcement incurred in connection with such breach or threatened breach. These rights and remedies shall be cumulative and shall be in addition to any other rights or remedies whatsoever to which the Company shall otherwise be entitled hereunder, at law or otherwise, including the right to seek damages (including any consequential damages) which any court of competent jurisdiction may deem appropriate.

     6. Termination of Employment. The term of employment may terminate upon the occurrence of any of the following events:

          a. Termination Due to Death. Executive's employment hereunder shall terminate upon his death. In such event his estate or his beneficiaries, as the case may be, shall be entitled to:

               (1)

Salary accrued through the date of death; and

               (2)

The right to exercise his Options subject to the terms of the Option Agreement and the Plan.

          b. Termination Due to Disability. The Company may terminate Executive's employment at any time on written notice after his "disability." "Disability" shall mean Executive's inability by reason of illness or injury substantially to perform his duties and responsibilities under this Agreement, as reasonably determined by a majority of the Board based upon the report of a reputable physician designated by the Board (whom Executive shall permit to examine him), for a period of eight-four (84) consecutive days or one hundred (100) days in any twelve (12) month period. In the event Executive's employment is terminated due to his Disability, he shall be entitled to receive the following


               (1) The amount of any disability or retirement benefits provided to Executive by the Company under the provisions of any Company plan for its employees with respect to which Executive is qualified; and

               (2) Any accrued and unpaid salary through the effective date of termination.

          c. Involuntary Termination for Cause: The Company may terminate Executive's employment at any time for "Cause" on written notice. "Cause" shall mean (i) Executive is convicted of a felony, or a misdemeanor involving moral turpitude; or (ii) the Board determines in good faith, after reasonable notice to Executive and an opportunity for Executive to present his views of the relevant facts and circumstances, that Executive has (A) materially failed or refused to perform competently his duties and responsibilities (after notice and opportunity to cure if such material failure or refusal can be cured) as provided in this Agreement; (B) has breached his duty of loyalty to, or committed any act of fraud, theft or dishonesty against he Company or any of its Affiliates; or (C) has violated any of his material obligations under this Agreement after written notice and a reasonable opportunity (not to be less than ten (10) days) to cure
such default.   In the event of such termination for Cause, all rights
and benefits of Executive under this agreement (including without limitation all unexercised Options) shall immediately terminate and in no event shall the Company be obligated to pay Executive any compensation (other than salary and accrued and vested benefits through the date of termination) with respect to any period before or after the date of such termination.

          d. Voluntary Termination by Executive. Executive may terminate this Agreement in a "Qualifying Termination" (as defined in Section 7.d. below).

          e. Other Termination. In the event of the termination of Executive's employment (i) by the Company other than pursuant to the provisions of Subsection 6.a., b, or c. above, or (ii) by Executive following a material breach by the Company of its obligations under this Agreement which remains uncured after written notice to the Company and a reasonable opportunity (not to be less than ten (10) days) to cure such breach:

               (1) Executive shall be entitled to receive in cash an amount equal to his annual salary (excluding loan forgiveness) from the effective date of such
                    termination   through   the   Expiration  Date;
                    provided, however, that such sum shall be offset by the amount of any compensation earned by Executive through other employment from the effective date of such termination through the
                    Expiration   Date  (it   being  understood  that
                    Executive  shall  be  under   no  obligation  to
                    mitigate his damages in such event);

               (2) The Loan Amount (to the extent not then forgiven, together with any interest thereon, shall be immediately forgiven, and Executive shall have no obligation to repay the same;

               (3) All options previously issued to Executive shall immediately become exercisable (as provided in the Option Agreement); and

               (4) The covenants contained in Subsections 5.e.and 5.d. shall not apply.

     7.   Change of Control.

          a. In the event that Executive's employment by the Company terminates in a Qualifying Termination (as defined in Subsection
7.d. below):

          (1) Executive shall be entitled to receive in cash upon the Qualifying Termination an amount equal to the greater of (a) the sum of his annual salary (excluding loan forgiveness) from the date of the Qualifying Termination through the Expiration Date or (b) twice
               his   annual  salary   (excluding  loan  forgiveness)
               immediately prior to the date of the Change in Control;

          (2)  The Loan Amount (to the extent not then forgiven),
               together   with   any  interest   thereon,  shall  be
               immediately forgiven, and Executive shall have no obligation to repay the same;

          (3) All Options previously issued to Executive shall become immediately exercisable in accordance with the Option Agreement: and

          (4)  The covenants contained in Subsections 5.c and 5.d.
               shall not apply;

Provided, however that the total consideration (including the fair value of previously unvested Options) to be received by the Executive pursuant to this Subsection 7.a. shall not exceed $1,000,000.

          b. Payments under this Subsection 7.a. shall be made without regard to whether the deductibility of such payments (or any other "parachute payments," as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"'), to or for the Executive's benefit) would be limited or precluded by Section 280G and without regard to whether such payments (or any other "parachute payments" as so defined) would subject the Executive to the federal excise tax levied on certain "excess parachute payments" under Section 4999 of the Code; provided that if the total of all "parachute payments" to or for the Executive's benefit, after reduction for all federal, state and local taxes (including the tax described in Section 4999 of the Code, if applicable) with respect to such payments (the "Total After-Tax Payments"), would be increased by the limitation or elimination of any payment under this Subsection 7.a., amounts payable under this Subsection 7.a. shall be reduced to the extent, and only to the extent, necessary to maximize the Total After-Tax Payments. The determination as to whether and to what extent payments under this Subsection 7.a. are required to be reduced in accordance with the preceding sentence shall be made at the Company's expense by Arthur Andersen or by such other certified public accounting or law firm as the Board may designate prior to a Change of Control of the company. In the event of any underpayment or overpayment under this Subsection 7.a. as determined by Arthur Andersen (or such other firm as may have been designated in accordance with the preceding sentence the amount of such underpayment or overpayment shall forthwith be paid to the Executive or refunded to the Company as the case may be, with interest at the applicable federal rate provided for in Section 7872 of the code.

          c. For purposes of this Agreement, a " Change of Control" occurs upon the occurrence prior to the Expiration Date of any event specified below:

               (1) any corporation, person or other entity (other than the Company, a majority-owned subsidiary of the Company, any employee benefit plan maintained by the Company or any subsidiary or one of the three largest shareholders as of the Commencement Date (any such person, a "Permitted Acquiror") acquires or becomes the holder of more than fifty percent (50%) of the Company's voting equity securities, or

               (2) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation (other than a subsidiary of the Company) or to sell or otherwise dispose of all or substantially all of its assets.

          d. For purposes of this Agreement, a "Qualifying Termination" occurs i.e., prior to the second anniversary of a Change of Control, (a) the employment of Executive is terminated other than for Cause or (b) Executive resigns following any material impairment or material adverse change in his working conditions, authority, autonomy, compensation or benefit, immediately prior to the Change of Control, as the same may from time to time have been improved, or otherwise altered with the written consent of Executive such that his position within the Company or its successor is no longer reasonably comparable (a "Material Adverse Change"). An assignment by the Company of all rights and obligations hereunder to an entity into or with which the Company merges or consolidates or to which the Company transfers substantially all of its assets shall not constitute a Material Adverse Change in and of itself so0 long as such entity fully assumes the Company's obligations under this Agreement. In the event that both Subsection 6.e. and this subsection 7.d. are applicable, the provisions of this Section shall exclusively govern Executive's rights and remedies.

     8.   Miscellaneous:

          a. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New Hampshire without reference to principles of conflict of laws. Any dispute, action or proceeding arising hereunder shall be maintained in the state or federal courts located in New Hampshire and each party hereto consents to service of process in the manner provided in Subsection b. of this Section 8 (which shall constitute "personal service").

          b. Any notice given to a party shall be in writing and shall be deemed to have been given when delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such other address as to which such party may subsequently give such notice:

If to the Company:

               Great Bay Power Corporation
               20 Ladd Street
               Portsmouth, New Hampshire 03801

               Attention:  John Tillinghast, President

If to Executive:    17A Becker Lane
               New Castle, New Hampshire 03854

Copies of all notices to the Company shall be sent to Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176. Copies of all notices to Executive shall be sent to Andrew R. Menard, Esq.. Peabody & Arnold, 50 Rowes Wharf, Boston, Massachusetts 02110.

          c. This Agreement is personal to Executive and shall not be assignable by Executive, except that Executive's rights to compensation and benefits may be transferred in the event of death or Disability by will or operation of law (subject to the terms hereof and of the applicable plans). Subject to the provisions of Section 7.d. above, the Company may assign (without Executive's consent) all rights and obligations hereunder to an entity into or with which the Company merges or consolidates or to which the Company transfers substantially all of its assets. This Agreement shall be binding upon
and   inure   to   the  benefit   of  Executive's   heirs  and  legal
representatives and shall be binding upon and inure to thebenefit of the Company and its successors and assigns.

          d. Executive and the Company each represents and warrants to the other that such party is fully authorized and empowered to enter into this Agreement and that the entry into and performance of such party's obligations hereunder will not violate any agreement between such party and any other person or entity. Executive represents and warrants that he has made a thorough investigation of and is knowledgeable about the facts and circumstances affecting the business and prospects of the Company.

          e. This Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and
supersedes   all   prior   agreements,  understandings,  discussions,
negotiations and undertakings, whether written or oral, between the parties with respect thereto. No provision hereof may be amended unless such amendment is agreed to in writing and signed by Executive and an authorized officer of the Company acting at the direction of the Board. No waiver by either party of any breach by the other party of any condition or provision contained herein to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by Executive or an authorized officer of the Company, as the case may be.

          f. Any provision of this Agreement that may be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof. Any such
prohibition  or  unenforceability  in  any   jurisdiction  shall  not
invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereby waive any provision of law that renders any provision of this Agreement prohibited or unenforceable in any respect. In addition, in the event of any such prohibition or unenforceability, the parties agree that it is their intention and agreement that any such provision, as written, in any jurisdiction shall nonetheless be in force and binding to the fullest extent permitted by the law of such jurisdiction as though such provision had been written in such a manner and to such an extent
as  to  be  enforceable  therein  under   the  circumstances  Without
limitation of the foregoing, with respect to the restrictive covenant contained herein, if it is determined that any such provision is excessive as to duration, scope or area, it is intended that it nonetheless be enforced for such shorter duration or with such narrower scope or area as will render it enforceable, and the court making such determination shall have the power to modify such duration, scope or area, or a11 of them, and/or to delete specific words or phrases, and such provision shall then be applicable and enforceable in such modified form.

     The parties hereto have signed this Employment Agreement this 31st day of July, 1995.


                              GREAT BAY POWER CORPORATION


                              By:    /s/  John A. Tillinghast

                                                  President.


                                      /s/  Frank W. Getman, Jr.

                                            Frank W. Getman, Jr.


                    GREAT BAY POWER CORPORATION

                   INCENTIVE STOCK OPTION AGREEMENT

     1. Grant of Option. Great Bay Power Corporation, a New Hampshire corporation (the "Company"), hereby grants to Frank W. Getman Jr. (the "Optionee"), an option, pursuant to the Company's 1995 Stock Option Plan (the "Plan"), to purchase an aggregate of 75,000 shares of Common Stock ("Common Stock") of the Company at a price of $8.50 per share, purchasable as set forth in and subject to the terms and conditions of this option and the Plan. Except where the context otherwise requires, the term "Company" shall include the parent and all present and future subsidiaries of the Company as defined in Sections 424(e) and 424(f) of the Internal Revenue Code of 1986, as amended or replaced from time to time (the "Code").

     2. Incentive Stock Option. This option is intended to qualify as an incentive stock option ("Incentive Stock Option") within the meaning of Section 422 of the Code.

     3.   Exercise the Option and Provisions for Termination.

          (a) Vesting Schedule. Except as otherwise provided in this Agreement, this option may be exercised prior to the seventh anniversary of the date of grant (hereinafter the "Expiration Date") in installments as to not more than the number of shares set forth in the table below during the respective installment periods set forth in the table below.
                                               Number of
                                          Shares as to which
                  Exercise Period        Option is Exercisable

          On or after August 1, 1996                   35,000

          On or after August 1, 1997                   20,000

          On or after August 1, 1998                   20,000

The right of exercise shall be cumulative so that if the option is not exercised to the maximum extent permissible during any exercise period, it shall be exercisable, in whole or in part, with respect to all shares not so purchased at any time prior to the Expiration Date or the earlier termination of this option. Notwithstanding the foregoing, this option may be exercised in full in the event of (i) a Qualifying Termination (as defined in the Employment Agreement dated July 31,1995 (the "Employment Agreement") between the Company and the Optionee, subject to the limitation contained in Section 7.a of the Employment Agreement) or (ii) a termination covered by Section 6.e of the Employment Agreement. This option may not be exercised at any time on or after the Expiration Date. With respect to a Qualifying Termination, the provisions of Section 7 of the Employment Agreement shall apply in lieu of Section 12(d) of the Plan.

          (b) Exercise Procedure. Subject to the conditions set forth in this Agreement, this option shall be exercised by the Optionee's delivery of written notice of exercise to the Treasurer of the Company, specifying the number of shares to be purchased and the purchase of price to be paid therefor and accompanied by payment in full in accordance with Section 4. Such exercise shall be effective upon receipt by the Treasurer of the Company of such written notice together with the required payment. The Optionee may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than ten whole shares.

          (c) Continuous Employment Required. Except as otherwise provided in this Section 3, this option may not be exercised unless the Optionee, at the time he or she exercises this option, is, and has been at all times since the date of grant of this option, an employee of the Company. For all purposes of this option, (i) "Employment" shall be defined in accordance with the provisions of Section 1.421-7(h) of the Income Tax Regulations or any successor regulations, and (ii) if this option shall be assumed or a new option substituted therefor in a transaction to which Section 424(a) of the Code applies, employment by such assuming or substituting corporation (hereinafter called the "successor Corporation") shall be considered for all purposes of this option to be employment by the Company.

          (d) Exercise Period Upon Termination of Employment. If the Optionee ceases to be employed by the Company for any reason,then, except as provided in paragraphs (e) and (f) below, the right to exercise this option shall terminate one year after such cessation (but in no event after the Expiration Date), provided that this option shall be exercisable only to the extent that the Optionee was entitled to exercise this option on the date of such cessation, except as provided in paragraph 3(a) above, and provided, further, that if such exercise is subsequent to the period of three months after such cessation, this option shall be treated as a non-statutory option which does not meet the requirements of Section 422 of the Code. The Company's obligation to deliver shares upon the exercise of this option shall be subject to the satisfaction of all applicable federal, state and local income and employment tax withholding requirements, arising by reason of this option being treated as a non-statutory option or otherwise. Notwithstanding the foregoing, if the Optionee, prior to the Expiration Date, materially violates the noncompetition or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Optionee and the Company, the right to exercise this option shall terminate immediately upon written notice to the Optionee from the Company describing such violation.

          (e) Exercise Period Upon Death or Disability. If the Optionee dies or becomes disabled (within the meaning of Section 422(e) (3) of the Code) prior to the Expiration Date while he or she is an employee of the Company, or if the Optionee dies within three months after the Optionee ceases to be an employee of the Company (other than as the result of a discharge for "cause" as specified in paragraph (f) below), this option shall be exercisable, within the period of one year following the date of death or disability of the Optionee (but in no event after the Expiration Date), by the Optionee or by the person to whom this option is transferred by will or the laws of descent and distribution, provided that this option shall be exercisable only to the extent that this option was exercisable by the Optionee on the date of his or her death or disability. Except as otherwise indicated by the context, the term "Optionee", as used in this option, shall be deemed to include the estate of the Optionee or any person who acquires the right to exercise this option by bequest or inheritance or otherwise by reason of the death of the Optionee.

          (f) Discharge for Cause. If the Optionee, prior to the Expiration Date, is discharged by the Company for "cause" (as defined in the Employment Agreement), the right to exercise this option shall terminate immediately upon such cessation of employment.

          (g) Stock Appreciation Right. The Company and the Optionee recognize that as of the date hereof, all of the authorized Common Stock of the Company has been issued, leaving no stock to be issued upon the exercise of this option by the Optionee. If the shareholders of the Company do not on or before April 26, 1996 approve the Plan and authorize sufficient shares of Common Stock to satisfy an exercise by the Optionee of this option, then the Company shall pay to the Optionee in case the excess, if any, of (a) the fair market value per share of the Common Stock determined as of April 24, 1996 multiplied by the number of shares for which this option was granted over (b) the exercise price per share for this option multiplied by the number of shares of Common Stock for which this option was granted (the "Option Cash Payment"). The Option Cash Payment is in complete substitution of the Optionee's option rights under this Agreement and upon payment of the option Cash Payment, Optionee's option rights under this Agreement shall terminate.

     4.   Payment of Purchase Price

          (a) Method of Payment. Payment of the purchase price for shares purchased upon exercise of this option shall be made (i) by delivery to the Company of cash or a check to the order of the Company in an amount equal to the purchase price of such shares, (ii) subject to the consent of the Company (which may be withheld in its discretion), by delivery to the Company of shares of Common Stock of the Company then owned by the Optionee having a fair market value equal in amount to the purchase price of such shares, (iii) by any other means which the Board of Directors determines are consistent with the purpose of the Plan and with applicable laws and regulations (including, without limitation, the provisions of Rule 16b-3 under the Securities Exchange Act of 1934 and Regulation T promulgated by the Federal Reserve Board), or (iv) by any combination of such methods of payment.

          (b) Valuation of Shares or Other Non-Cash Consideration Tendered in Payment of Purchase Price. For the purposes hereof, the fairmarket value of any share of the Company's Common Stock or other non-cash consideration which may be delivered to the Company in exercise of this option shall be determined in good faith by the Board of Directors of the Company.

          (c) Delivery of Shares Tendered in Payment of Purchase Price. If the Optionee exercises options by delivery of shares of Common Stock of the Company, the certificate or certificates representing the shares of Common Stock of the Company to be delivered shall be duly executed in blank by the Optionee or shall be accompanied by a stock power duly executed in blank suitable for purposes of transferring such shares to the Company. Fractional shares of Common Stock of the Company will not be accepted in payment of the purchase price of shares acquired upon exercise of this option.

          (d) Restrictions on Use of Option Stock. Notwithstanding the foregoing, no shares of Common Stock of the Company may be tendered in payment of the purchase price of shares purchased upon exercise of this option if the shares to be so tendered were acquired within twelve (12) months before the date of such tender, through the exercise of an option granted under the Plan or any other stock option or restricted stock plan of the Company.

     5.   Delivery of Shares; Compliance with Securities Laws, Etc.

          (a) General. The Company shall, upon payment of the option price for the number of shares purchased and paid for, make prompt delivery of such shares to the Optionee, provided that if any law or regulation requires the Company to take any action with respect to such shares before the issuance thereof, then the date of delivery of such shares shall be extended for the period necessary to complete such action.

          (b) Listing, Qualification, Etc. This option shall be subject to the requirement that if, at any time, counsel to the Company shall determine that the listing, registration or qualification of the shares subject hereto upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, or that the disclosure of non-public information or the satisfaction of any other condition is necessary as a condition of, or in connection with, the issuance or purchase of shares hereunder, this option may not be exercised, in whole or in part, unless such listing, registration, qualification, consent or approval, disclosure or satisfaction of such other condition shall have been effected or obtained on terms acceptable to the Board of Directors. Nothing herein shall be deemed to require the Company to apply for, effect or obtain such listing, registration, qualification, or disclosure, or to satisfy such other condition.

     6. Nontransferability of Option. Except as provided in paragraph (e) of Section 3, this option is personal and no rights granted hereunder may be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) nor shall any such rights be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this option or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon this option or such rights, this option and such rights shall, at the election of the Company, become null and void.

     7. No Special Employment Rights. Nothing contained in the Plan or this option shall be construed or deemed by any person under any circumstances to bind the Company to continue the employment of the Optionee for the period within which this option may be exercised.

     8. Rights as a Shareholder. The Optionee shall have no rights as a shareholder with respect to any shares which may be purchased by exercise of this option (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) unless and until a certificate representing such shares is duly issued and delivered to the Optionee. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued.

     9.   Adjustment Provisions

          (a) General. If, through, or as a result of, any merger, consolidation, sale of all or substantially all of the assets of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, (i) the outstanding shares of Common Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock or other securities, the Optionee shall, with respect to this option or any unexercised portion hereof, be entitled to the rights and benefits, and be subject to the limitations, set forth in Section 15(a) of the Plan.

          (b) Board Authority to Make Adjustments. Any adjustments under this Section 9 will be made by the Board of Directors, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive. No fractional shares will be issued pursuant to this option on account of any such adjustments.

          (c) Limits on Adjustments. No adjustment shall be made under this Section 9 which would , within the meaning of any applicable provision of the Code, constitute a modification, extension or renewal of this option or a grant of additional benefits to the Optionee.

     10. Mergers, Consolidation, Distributions, Liquidations, Etc. In the event of a consolidation or merger or sale of all or substantially all of the assets of the Company in which outstanding shares of Common Stock are exchanged for securities, cash or other property of any other corporation or business entity, or in the event of a liquidation of the Company, prior to the Expiration Date or termination of this option, the Optionee shall, with respect to this option or any unexercised portion hereof, be entitled to the rights and benefits, and be subject to the limitations, set forth in Section 16(a) of the Plan.

     11. Withholding Taxes. The Company's obligation to deliver shares upon the exercise of this option shall be subject to the Optionee's satisfaction of all applicable federal, state and local income and employment tax withholding requirements.

     12. Limitations on Disposition of Incentive Stock Option Shares. It is understood and intended that this option shall qualify as an "incentive stock option" as defined in Section 422 of the Code. Accordingly, the Optionee understands that in order to obtain the benefits of an incentive stock option under Section 421 of the Code, no sale or other disposition may be made of any shares acquired upon exercise of the option within one year after the day of the transfer of such shares to him, nor within two years after the grant of the option. If the Optionee intends to dispose, or does dispose (whether by sale, exchange, gift, transfer or otherwise), of any such shares within said periods, he or she will notify the Company in writing within ten days after such disposition.

     13.  Investment Representation; Legends.

          (a) Representations. The Optionee represents, warrants and covenants that:

               (i) Any shares purchased upon exercise of this option shall be acquired for the Optionee's account for investment only and not with a view to, or for sale in connection with, any distribution of the shares in violation of the Securities Act of 1933 (The "Securities Act") or any rule or regulation under the Securities Act.

               (ii) The Optionee has had such opportunity as he or she has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Optionee to evaluate the merits and risks of his or her investment in the Company.

               (iii) The Optionee is able to bear the economic risk of holding shares acquired pursuant to the exercise of this option for an indefinite period.

               (iv) The Optionee understands that (A) the shares acquired pursuant to the exercise of this option will not be registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act; (B) such shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (C) in any event, an exemption from registration under Rule 144 or otherwise under the Securities Act may not be available for at least two years and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public and other terms and conditions of Rule 144 are complied with; and (D) there is now no registration statement on file with the Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register any shares acquired pursuant to the exercise of this option under the Securities Act.

               (v) The Optionee agrees that, if the Company offers any of its Common Stock for sale pursuant to a registration statement under the Securities Act, the Optionee will not, without the prior written consent of the Company, publicly offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shared purchased upon exercise of this option for a period of 90 days after the effective date of such registration statement.

By making payment upon exercise of this option, the Optionee shall be deemed to have reaffirmed, as of the date of such payment, the representations made in this Section 13.

          (b) Legends on Stock Certificates. All stock certificates representing shares of Common Stock issued to the Optionee upon exercise of this option shall have affixed thereto legends substantially in the following forms, in addition to any other legends required by applicable state law:

          "The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 and may not be transferred, sold or otherwise disposed of in the absence of an effective registration statement with respect to the shares evidenced by this certificate, filed and made effective under the Securities Act of 1933, or an option of counsel satisfactory to the Company to the effect that registration under such Act is not required."

          "The shares of stock represented by this certificate are subject to certain restrictions on transfer contained in an Option Agreement, a copy of which will be furnished upon request by the issuer."

     14.  Miscellaneous.

          (a) Except as provided herein, this option may not be amended or otherwise modified unless evidence in writing and signed by the Company and Optionee.

          (b) All notices under this option shall be mailed or delivered by hand to the parties and their respective addresses set forth beneath their names below or at such other address as may be designated in writing by either of the parties to one another.

          (c) This option shall be governed by and construed in accordance with the laws of the State of New Hampshire.

Date of Grant:                          GREAT BAY POWER CORPORATION

August 1, 1995
                                   By:          /s/ John A. Tillinghast
                                   Name:          John A.Tillinghast
                                   Title:         President



                        OPTIONEE'S ACCEPTANCE

     The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof. The undersigned hereby acknowledges receipt of a copy of the Company's 1995 Stock Option Plan.

                                   OPTIONEE



                                        /s/  Frank W. Getman, Jr.

                                        Name:   Frank W.Getman, Jr.
                                    Address:    14  Hemenway Drive
                                                Canton, MA 02021